Better.com
1 World Trade Center, 80th Floor
New York, NY 10007
June 4, 2025
Via EDGAR
Securities and Exchange Commission,
Division of Corporation Finance,
Office of Finance,
100 F Street, N.E.,
Washington, D.C. 20549
Attention: Aisha Adegbuyi

Re:	Acceleration Request for Better Home & Finance Holding Company
Registration Statement on Form S-3 (File No. 333-287335)
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Better Home & Finance Holding Company (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-287335 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on June 6, 2025, or as soon as practicable thereafter.
Please contact Bryan Brown of Jones Day via telephone at (832) 239-3875 or via e-mail at bkbrown@jonesday.com with any questions and please notify him when this request for acceleration has been granted.
* * *

Very truly yours,

/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer and President

cc:	Bryan Brown
Justin McKithen
(Jones Day)